Exhibit 99.1

Thomson Reuters Confirms Advanced Discussions with Blackstone

Regarding Financial & Risk (F&R) Business

TORONTO, January 29, 2018 – Thomson Reuters (TSX/NYSE: TRI) announced today that it is in advanced discussions with Blackstone regarding a potential partnership in its F&R business.

The F&R business provides a broad and robust range of offerings to financial markets professionals, with $6.1 billion in revenues in 2016. F&R delivers global content sets, including fundamentals, estimates and primary and secondary research alongside tools, platforms, venues and services to enable fast, intelligent decision-making and trading. F&R also provides leading regulatory and risk management solutions to help customers anticipate and manage risk and compliance.

As part of any proposed partnership, Thomson Reuters would retain a significant interest in the F&R business and would retain full ownership of its Legal, Tax & Accounting and Reuters News businesses.

The discussions between Thomson Reuters and Blackstone may or may not lead to a definitive agreement. Thomson Reuters does not expect to comment further on market speculation or disclose any further developments unless and until it determines that further disclosure is appropriate or required.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the discussions described in this news release will lead to a definitive agreement or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACT

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com